BB

05037380

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/8

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 5 2005 WASH, D.C. 213 SECTION

SEC FILE NUMBER
8- 52692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MKG Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 SW First Avenue, Suite 1000
(No. and Street)

Portland (City) Oregon (State) 97201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Gaskill (503) 226-6700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name – *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800 (Address) Portland (City) Oregon (State) 97204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

PS 3/10

OATH OR AFFIRMATION

I, Mark K. Gaskill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MKG Financial Group, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Mark K Gaskill

Signature

President

Title

STATE OF OREGON COUNTY OF MULTNOMAH
This instrument was acknowledged before me on 2-15-05 by Mark K Gaskill as President of MKG Financial Group

Janet A Hays

NOTARY SIGNATURE
My Commission Expires: 6-1-08

Notary Public

OFFICIAL SEAL
JANET A. HAYS
NOTARY PUBLIC-OREGON
COMMISSION NO. 381355
MY COMMISSION EXPIRES JUNE 1, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath of Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MKG FINANCIAL GROUP, INC.

FORM X-17A-5 PART IIA
OF THE FOCUS REPORT OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2004

MKG Financial Group, Inc.

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2004

Page

Facing page and cover form

1 Independent auditors' report

Financial statements

2 Statement of financial condition

3 Statement of income

4 Statement of changes in shareholder's equity

5 Statement of cash flows

6-8 Notes to the financial statements

Accompanying information to financial statements

9 Computation of net capital for brokers and dealers pursuant to Rule 15c3-1

10 Exemption from reserve requirements under Rule 15c3-3

11-12 Independent auditors' report on internal accounting control required by SEC Rule 17a-5

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
MKG Financial Group, Inc.
Portland, Oregon

We have audited the accompanying statement of financial condition of MKG Financial Group, Inc. as of December 31, 2004, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MKG Financial Group, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Geffen, Mesher & Company, P.C.

January 19, 2005

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

MKG Financial Group, Inc.

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents	$	26,825
Commisions receivable from clearing broker		66,467
Furniture, equipment, and leasehold improvements, net		46,035
Deposit with clearing organization		25,000
Prepaid expenses and other assets		15,203
	$	179,530
Liabilities		
Accounts payable	$	33,802
Accrued liabilities and other expenses		21,151
Capital lease obligations		4,900
		59,853
Shareholder's equity		
Capital stock, $1.00 par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		180,661
Accumulated deficit	(	61,084)
		119,677
	$	179,530

MKG Financial Group, Inc.

Statement of Income

Year Ended December 31, 2004

Revenues		
Commissions	$	908,421
Interest and dividend income		3,537
Gain on investments		1,207
Other income		104,663
		1,017,828
Expenses		
Salaries and related expenses		400,074
Communications and data processing		45,840
Occupancy and equipment		83,334
Professional fees		178,921
Clearinghouse fees		104,288
Advertising and promotion		22,921
Other expenses		73,695
Total expenses		909,073
Net income	$	108,755

See notes to financial statements

MKG Financial Group, Inc.

Statement of Changes in Shareholder's Equity

	Shares	Amount	Additional paid-in-	Accumulated Deficit	Total
Balance, January 1, 2004	100	$ 100	$ 257,103	($ 169,839)	$ 87,364
Contributions of capital			113,855		113,855
Distributions			(190,297)		(190,297)
Net income				108,755	108,755
Balance, December 31, 2004	100	$ 100	$ 180,661	($ 61,084)	$ 119,677

MKG Financial Group, Inc.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2004

Cash flows from operating activities		
Net income	$	108,755
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		16,018
Gain on investments	(	1,207)
Change in operating assets and liabilities		
Commissions receivable from clearing broker	(	58,146)
Prepaid expenses and other assets	(	3,068)
Accounts payable		2,269
Accrued liabilities and other expenses		19,214
Payable to clearing broker	(	48,217)
Net cash provided by operating activities		35,618
Cash flows from investing activities		
Purchase of investments	(	12,223)
Proceeds from sale of investments		156,964
Purchase of furniture and equipment	(	38,792)
Net cash provided by investing activities		105,949
Cash flows from financing activities		
Capital contributions		78,500
Distributions paid	(	190,297)
Net change in capital lease obligations	(	6,807)
Net cash used in financing activities	(	118,604)
Net increase in cash and cash equivalents		22,963
Cash and cash equivalents at beginning of year		3,862
Cash and cash equivalents at end of year	$	26,825
Supplemental disclosure of noncash investing and financing activity		
Investments received through capital contribution	$	35,355

See notes to financial statements

YEAR ENDED DECEMBER 31, 2004

1. Line of business and significant accounting policies

Line of business

MKG Financial Group, Inc. (the "Company") is an Oregon corporation that was organized on March 19, 1999 and obtained its license as a broker-dealer registered with the Securities and Exchange Commission ("SEC") on December 7, 2000. The Company is principally engaged in the general business of securities broker, agent or principal, including buying, selling, exchanging or otherwise in any manner dealing in stocks, bonds, evidence of property of indebtedness or any securities ordinarily or necessarily dealt with by security brokers, agents or principals.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Security transactions and related revenue are recorded on a trade date basis.

Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has cash and cash equivalents in the form of deposits which may exceed depository insurance limits. The Company makes such deposits with high credit quality entities and has not incurred any credit related losses.

Cash equivalents

Cash equivalents are funds in a money market account and are recorded at cost, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are carried at cost. Furniture, fixtures and equipment under capital leases are stated at the present value of minimum lease payments at inception of the lease and amortized over the length of the lease. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or related lease. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

1. Line of business and significant accounting policies (continued)

Income taxes
The Company has elected, effective April 1, 2000, to be treated as an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on the Company's taxable income or loss. Therefore, no provision or liability for corporate income taxes has been included in these financial statements

Accrued rent expense
Rent expense on operating leases with scheduled rent increases is recognized on a straight-line basis over the lease term. Accrued rent expense represents the accumulated excess of rent charged to expense over the amount of the scheduled rent paid. For the year ending December 31, 2004, accrued rent expense of approximately $12,000 is included in accrued liabilities and other expenses.

2. Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2004:

			Estimated useful lives
Furniture, fixtures and equipment	$	30,998	3 - 5 years
Computer hardware and software		42,080	3 - 4 years
Leasehold improvements		38,791	5 years
		111,869	
Less accumulated depreciation and amortization	(	65,834)	
	$	46,035	

3. Leases

The Company is obligated under several capital leases for office equipment. The leases expire at various dates during the next two years. The gross amounts of equipment and related accumulated amortization recorded under capital leases were $26,494 and $22,268, respectively, as of December 31, 2004.

The Company occupies office space under a lease expiring August 2009, which is accounted for as an operating lease. Total rent expense for the year ending December 31, 2004 was approximately $65,000.

YEAR ENDED DECEMBER 31, 2004

3. Leases (continued)

Future minimum lease payments under non-cancelable operating leases and future minimum capital lease payments as of December 31, 2004 are as follows:

Year ending December 31,	Capital	Operating
2005	$ 4,035	$ 91,315
2006	1,099	96,208
2007		98,785
2008		101,362
2009		68,720
Total minimum payments	5,134	$ 456,390
Less amount represented by interest	(234)	
Total long-term capital lease obligations, including current portion	$ 4,900	

4. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. As a result, the minimum net capital required is the greater of $5,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2004, the Company has net capital and required net capital of $58,439 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of 1.02 to 1. Net capital and required net capital may fluctuate on a daily basis.

SUPPLEMENTAL SCHEDULES

MKG Financial Group, Inc.

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2004

Net capital		
Total shareholder's equity	$	119,677
Less nonallowable assets		
Furniture, equipment, and leasehold improvements, net		46,035
Prepaid expenses and other assets		15,203
		61,238
Net capital before haircut		58,439
Less haircut		1,001
Net capital	$	57,438
Aggregate indebtedness		
Accounts payable and accrued expenses	$	59,853
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Excess net capital	$	52,438
Excess of net capital at 1,000%	$	51,452
Ratio of aggregate indebtedness to net capital		1.04 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17a-5 as of December 31, 2004):

Net capital, as reported in the Company's Part IIA (unaudited)	$	58,439
Adjustment for haircut	(	1,001)
Net capital, per above	$	57,438

YEAR ENDED DECEMBER 31, 2004

Exemptive provisions

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis.

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
MKG Financial Group, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements of MKG Financial Group, Inc. for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons.

Recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2004, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of MKG Financial Group, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Geffen, Mesher & Company, P.C.

January 19, 2005